United States securities and exchange commission logo





                              February 24, 2021

       Brendan T. O'Donnell
       Chief Executive Officer
       G&P Acquisition Corp.
       222 Bellevue Avenue
       Newport, RI 02840

                                                        Re: G&P Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253089

       Dear Mr. O'Donnell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Our Company and Management Team, page 1

   1. Please disclose in this section that Nicholas S. Schorsch and Edward M. Weil, Jr. have voting and investment
discretion with respect to the shares of the registrant   s common
                                                        stock held by the
registrant   s sponsor. We note your related disclosure in footnote 3 to the
                                                        Principal Stockholders
table on page 123.
   2.                                                   We note your disclosure
on page 4 regarding Nicholas S. Schorsch   s business experience,
                                                        including his
experience with American Realty Capital Properties. Please balance such disclosure with a
description of the settlement with the U.S. Securities and Exchange
 Brendan T. O'Donnell
G&P Acquisition Corp.
February 24, 2021
Page 2
         Commission involving Mr. Schorsch and AR Capital LLC. Please also disclose Mr.
         Schorsch   s role with AR Capital LLC. Refer to Item 401(e) of
Regulation S-K.
3.       We note your disclosure regarding Mr. Schorsch   s experience with RCS
Capital
         Corporation. Please disclose such company   s bankruptcy filing. Refer
to Item 401(f) of
         Regulation S-K.
Our second amended and restated certificate of incorporation will designate the Court of
Chancery of the State of Delaware, page 63

4. Your disclosure regarding your exclusive forum provision does not appear to be consistent with the provision included in Section 13.1 in your form of second amended and restated
         certificate of incorporation filed as Exhibit 3.2. For example, with respect to certain actions, Section 13.1 selects as the exclusive forum the Court of Chancery of the State of
         Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over an action or proceeding, then another court of the State of Delaware or, if no court of the
         State of Delaware has jurisdiction, then the United States District Court for the District of
         Delaware). However, this does not appear to be reflected in your prospectus disclosure.
Dilution, page 72

5.
         We note your disclosure that net tangible book value before this offering was $(0.01) per share and pro forma net tangible book value after this offering would be $0.82 per share
         (or $0.72 per share if the underwriters' over-allotment option is exercised in full).
         Accordingly, it appears to us that increase in net tangible book value to initial stockholders would be $0.83 per share (or $0.73 per share if
underwriters    over-allotment
         option is exercised in full) rather than $9.19 per share (or $9.29 per share if the
         underwriters    over-allotment option is exercised in full) disclosed
in second paragraph.
         Similarly, in third paragraph, increase attributable to public stockholders and sale of private placement warrants would also be $0.83 per share (or $0.73 per share if underwriters' over-allotment option is exercised in full). Please revise the second and third paragraphs as appropriate or advise.
6. Please revise the table on page 73 to include the calculations of pro forma net tangible book value per share (i.e. calculations of Numerator and Denominator) under the scenario if the underwriters exercise their option to purchase additional units in full.
Management, page 109

7. We note your disclosure that Mr. Schorsch agreed to the entry of an order enjoining him
FirstName LastNameBrendan T. O'Donnell
       from violating Sections 17(a)(2) and (a)(3) of the Securities Act and Rule 13b2-1 of the
Comapany   NameG&P
       Exchange        Acquisition
                  Act. Please reviseCorp.
                                     to describe the substance of Securities
Act Sections 17(a)(2)
       and24,
February   (a)(3)
              2021and Exchange
                   Page 2       Act Rule 13b2-1 as described in such order.
FirstName LastName
 Brendan T. O'Donnell
FirstName LastNameBrendan  T. O'Donnell
G&P Acquisition Corp.
Comapany24,
February  NameG&P
            2021     Acquisition Corp.
February
Page 3 24, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Raphael Russo